

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 27, 2022

William M. Hickey
Co-Chief Executive Officer
Centennial Resource Development, Inc.
1001 Seventeenth St., Suite 1800
Denver, CO 80202

> **Re: Centennial Resource Development, Inc.**
> **Proxy Statement on Schedule 14A**
> **Filed July 13, 2022**
> **File No. 001-37697**

Dear Mr. Hickey:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Sincerely,

     Division of Corporation Finance
     Office of Energy & Transportation

cc: John M. Greer